Exhibit 99.1

March 16, 2005

The Audit Committee
Building Materials Holding Corporation
Four Embarcadero Center
Suite 3250
San Francisco, CA 94111

Ladies and Gentlemen:

Pursuant to Rule 12b-25(c) of the General Rules and Regulations under the Securities Exchange Act of 1934, we inform you that we have been furnished a copy of Form 12b-25, to be filed by Building Materials Holding Corporation (Company), which contains notification of the registrant’s inability to file its Form 10-K by March 16, 2005. We have read the Company’s statements contained in Part III therein and we agree with the stated reason as to why we have been unable to complete our audit and report on the Company’s consolidated financial statements for the year ended December 31, 2004, to be included in its Form 10-K.

Very truly yours,

/s/ KPMG LLP
San Francisco, California